Exhibit 6.13

AMENDMENT NO. 2

TO INVESTMENT SUBADVISORY AGREEMENT

(Thrivent Mutual Funds)

Amendment No. 2 to INVESTMENT SUBADVISORY AGREEMENT, dated as of February 28, 2007, which includes Amendment No. 1 dated February 29, 2008, (the “Agreement”), by and among Thrivent Asset Management, LLC (the “Adviser”), Thrivent Mutual Funds (the “Trust”) and Principal Global Investors, LLC (the “Sub-adviser”).

The Agreement is hereby amended, effective as of September 16, 2011, as follows:

1.	All references to the “Fund” under the Agreement shall refer solely to Thrivent Partner Worldwide Allocation Fund.

2.	Schedule 1 to the Agreement is hereby deleted in its entirety and replaced with Exhibit A to this Amendment.

3.	The following paragraph is added as Section XIX.G. to the Agreement:

Execution in Counterparts. This Agreement may be executed simultaneously in two or more identical counterparts, each of which, standing alone, shall be an original, but all of which shall constitute but one agreement.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT ASSET MANAGEMENT, LLC

By:	/s/ Russell W. Swansen
Name:	Russell W. Swansen
Title:	President

THRIVENT MUTUAL FUNDS

By:	/s/ Russell W. Swansen
Name:	Russell W. Swansen
Title:	President

PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Barbara A. McKenzie
Name:	Barbara A. McKenzie
Title:	Exec. Dir.-Coo & Boutique

PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Minoo Spellerberg
Name:	Minoo Spellerberg
Title:	CCO-PGI

EXHIBIT A

Schedule I

Dated September 16, 2011

Sub-advisory Fees

Compensation pursuant to Paragraph IV of this Subadvisory Agreement shall be payable monthly in arrears and calculated in accordance with the following schedule applied to aggregate average daily net assets that are subject to the Sub-adviser’s investment discretion:

Average Daily Net Assets*	Rate**
First $500 million	35 bp
Next $500 million	30 bp
All amounts above $1 billion	25 bp

*	When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets are $650 million, a rate of 35 bp would apply to $500 million and a rate of 30 bp would apply to $150 million.
**	The Adviser must maintain average daily net assets of at least $500 million subject to the Sub-adviser’s investment discretion. If the average daily net assets subject to the Sub-adviser’s investment discretion do not exceed $500 million, a rate of 55 bp will apply to the first $100 million and a rate of 42 bp will apply thereafter until the average daily net assets subject to the Sub-adviser’s investment discretion reach $500 million.

Solely for purposes of calculating the fees payable under this Fee Schedule, the value of the average daily net assets of the Fund, which are subject to the Sub-adviser’s investment discretion, shall be aggregated with the value of the average daily net assets of Thrivent Series Fund, Inc., which are subject to the Sub-adviser’s investment discretion. In light of that aggregation, the monthly fee payable pursuant to Paragraph IV of this Subadvisory Agreement shall be equal to the sum for the particular month in question of the daily fees within the relevant month computed as follows (i) the gross fee computed on such aggregated asset daily value using the schedule above; multiplied by (ii) (x) 1/365 in years other than leap years or (y) 1/366 in leap years; multiplied by (iii) the product of (a) such day’s aggregated net asset value and (b) a fraction, the numerator of which is the Fund assets included in such aggregated net asset value and the denominator of which is such aggregated net asset value for that day.